Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com http://www.novartis.com

FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered solid sales growth, margin expansion and pipeline progress in 2014; portfolio transformation will focus company on leading businesses

•	Net sales grew in FY 2014, with strong core1 margin expansion

o	Net sales increased 1% (+3% cc1)2 to USD 58.0 billion in FY (Q4: -2%, +4% cc)

o	Operating income grew 1% (+7% cc) to USD 10.7 billion in FY

o	Net income up 12% (+19% cc) to USD 10.3 billion in FY

o	Core operating income in FY (+3%, +8% cc) drove 120 basis points of core margin expansion (cc)

o	Core EPS was USD 5.23 (+4%, +10% cc) in FY

o	Free cash flow1 was USD 10.8 billion (+12%) in FY

•	Strong innovation momentum continues from Q4

o	Cosentyx approved in US and EU for psoriasis; in Japan for psoriasis and psoriatic arthritis

o	Signifor long-acting release formulation approved in US and EU for acromegaly

o	Files submitted for LCZ696 in US and EU, and for QVA149 and NVA237 in US

o	FDA Advisory Committee recommended approval for Sandoz biosimilar filgrastim

•	Growth Products3 and Emerging Growth Markets3 continued to drive performance in Q4

o	Growth Products grew 14% (USD) to USD 4.7 billion, or 32% of Group net sales

o	Strong performance in Emerging Growth Markets (+12% cc)

•	Continued progress in transforming portfolio and increasing productivity

o	Divestment of Animal Health Division to Eli Lilly and Company completed on January 1, 2015

o	Implementation of Novartis Business Services on track

o	Core margin (+1.2 percentage points cc) improved mainly due to ongoing productivity initiatives

•	Dividend of CHF 2.60 per share, up 6%, proposed for 2014

•	Outlook 2015 for continuing operations:

o	Net sales expected to grow mid-single digit (cc); core operating income expected to grow ahead of sales at a high-single digit rate (cc)

o	Outlook based on modeling assumption that GSK transactions will close on March 31, 20154

Key figures			excl. Diagnostics1			Reported		excl. Diagnostics1			Reported
	Q4 2014	5	Q4 2013	% change		Q4 2013	FY 20145	FY 2013	% change		FY 2013
	USD m		USD m	USD	cc	USD m	USD m	USD m	USD	cc	USD m
Net sales	14 633		14 926	-2	4	15 078	57 996	57 355	1	3	57 920
Operating income	1 172		2 278	-49	-39	2 373	10 736	10 671	1	7	10 910
Net income	1 487		1 999	-26	-16	2 058	10 280	9 144	12	19	9 292
EPS (USD)	0.62		0.81	-23	-13	0.83	4.21	3.70	14	20	3.76
Free cash flow	4 419		3 130	41		3 319	10 762	9 592	12		9 945
Core
Operating income	3 322		3 293	1	9		14 616	14 191	3	8
Net income	2 914		2 892	1	9		12 755	12 351	3	8
EPS (USD)	1.21		1.18	3	12		5.23	5.01	4	10

1 Constant currencies (cc), core results, free cash flow and 2013 data excluding the blood transfusion diagnostics unit are non-IFRS measures. An explanation of non-IFRS measures can be found on page 54 of the Condensed Financial Report (CFR).
2 All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit. See page 85 of the CFR.
3 Growth Products are defined on page 2, and Emerging Growth Markets are defined on page 9.
4 Forecast assumption for modeling purposes only. Novartis continues to expect the GSK transactions to be completed in the first half of 2015.
5 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date. See page 22 of the CFR.

Basel, January 27, 2015 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“2014 was a transformational year for Novartis. We improved our execution, while taking steps to focus the company on our three leading businesses with global scale. We delivered solid sales growth with margin expansion, strengthened innovation, and advanced our quality and productivity agendas. I’m confident that we are positioned for future success.”

GROUP REVIEW

Following the announcement of the transactions with GlaxoSmithKline plc (GSK) and Eli Lilly and Company (Lilly) on April 22, 2014 (and the subsequent transaction with CSL Limited), in order to comply with International Financial Reporting Standards (IFRS), Novartis separated the Group’s reported financial data for the current and prior years into “discontinuing” operations and “continuing” operations.1 See page 22 of the Condensed Financial Report for full explanation.

Fourth quarter

Group net sales grew on strong execution of Growth Products2
Group net sales amounted to USD 14.6 billion (-2%, +4% cc) in the fourth quarter. Growth Products contributed USD 4.7 billion or 32% of Group net sales, up 14% (USD) over the prior-year quarter.

Group operating income decreased 49% (-39% cc) to USD 1.2 billion, mainly due to an exceptional pre-tax impairment charge of USD 1.1 billion related to the pending divestment to CSL Limited (CSL) of the influenza vaccines business. Currency had a negative impact of 10 percentage points, primarily due to the weakening of the euro, yen and ruble against the US dollar. Operating income margin decreased to 8.0% of net sales, down 6.4 percentage points (cc) from the prior-year quarter mainly on account of the exceptional influenza vaccines business impairment charge. Currency had a negative impact of 0.9 percentage points, resulting in a net decrease of 7.3 percentage points. The cessation of depreciation and amortization charges related to the discontinuing operations had a positive impact of USD 101 million for the quarter, improving the operating income margin by 0.7 percentage points (cc). The adjustments made to Group operating income to arrive at core operating income increased to USD 2.2 billion (2013: USD 1.0 billion).

Core operating income increased 1% (+9% cc) to USD 3.3 billion. Core operating income margin in constant currencies increased 1.1 percentage points mainly due to lower functional costs driven by productivity programs, partly offset by unfavorable other income and expense. The cessation of depreciation and amortization charges related to the discontinuing operations had a positive impact of USD 49 million, improving the core operating income margin by 0.3 percentage points (cc). Currency had a negative impact of 0.5 percentage points, resulting in a net increase of 0.6 percentage points to 22.7% of net sales.

Group net income of USD 1.5 billion was down 26% (-16% cc), mainly due to lower operating income, partially offset by higher income from associated companies, which included a USD 0.4 billion pre-tax gain from the divestment of the shareholding in LTS Lohmann Therapie-Systeme AG and lower tax expense.

EPS was USD 0.62 (-23%, -13% cc), down slightly less than net income due to lower average outstanding shares and lower minority interest.

Group core net income of USD 2.9 billion was up 1% (+9% cc), in line with core operating income.

Core EPS was USD 1.21 (+3%, +12% cc), growing ahead of core net income mainly due to lower average outstanding shares and lower minority interest.

1 Despite the required presentation of discontinuing operations, until the GSK and CSL transactions are closed, Novartis remains fully committed to all Group activities.
2 "Growth Products" comprise products launched in 2009 or later, or products with exclusivity until at least 2018 in key markets (EU, US, Japan) (except Sandoz, which includes only products launched in the last 24 months).

Free cash flow for the fourth quarter was USD 4.4 billion, an increase of 41% or USD 1.3 billion compared to the prior-year period. This was primarily due to higher cash flows from operating activities, which mainly benefited from higher hedging gains and lower net working capital. Higher proceeds from Novartis Venture Fund divestments and lower investment in property, plant and equipment also contributed.

Comparing results for the fourth quarter of 2014 and the same period in 2013 including the blood transfusion diagnostics unit, Group total net sales decreased 3% in USD (+3% cc), Group total operating income was down 51% (-42% cc), Group total net income decreased 28% (-18% cc), and Group total EPS decreased 25% (-16% cc), down slightly less than Group total net income due to the lower average number of outstanding shares and lower minority interest.

Continuing operations

For continuing operations, net sales were USD 13.1 billion (-2%, +3% cc) in the fourth quarter. Operating income was up 1% (+10% cc), core operating income decreased 2% in USD (+6% cc) and core operating income margin increased 0.1 percentage points to 24.7% of net sales. Continuing operations do not yet include the results from oncology net assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture that will be created at the same time.

Pharmaceuticals net sales were USD 7.9 billion (-6%, 0% cc), with volume growth of 8 percentage points offset by the negative impact of generic competition (-8 percentage points), largely for Diovan monotherapy and Exforge (US generic entry for Exforge on September 30, 2014 and for Exforge HCT on December 1, 2014). Growth Products generated USD 3.6 billion of division net sales, growing 18% (cc) over the same period last year. These products – which include Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, the COPD (chronic obstructive pulmonary disease) portfolio1 and Jakavi – contributed 46% of division net sales, compared to 39% in the 2013 quarter.

Operating income of USD 1.6 billion (-20%, -14% cc) declined principally due to exceptional items, including net impairments of USD 157 million (primarily related to DEB025, which was terminated as a result of a hepatitis C virus strategy review) and net restructuring charges of USD 207 million (mainly related to a voluntary retirement program in Japan). Core operating income was USD 2.0 billion (-7%, 0% cc). Core margin in constant currencies was in line with the prior year; currency had a negative impact of 0.4 percentage points, resulting in a core margin of 25.2% of net sales.

Alcon net sales were USD 2.7 billion (+2%, +7% cc) in the fourth quarter, led by robust growth in the Ophthalmic Pharmaceuticals and Surgical franchises. Emerging Growth Markets grew strongly (+7%, +17% cc), offset by weaker growth in Japan. Ophthalmic Pharmaceuticals grew (+4%, +10% cc), driven by double-digit growth in the glaucoma franchise, Systane and Ilevro. Surgical performance (+1%, +7% cc) benefited from strong sales of the Centurion phacoemulsification cataract platform, with improving growth performance in AcrySof intraocular lenses. Vision Care (0%, +4% cc) was driven by strong growth of Dailies Total1 and AirOptix Colors, offset by a decline in contact lens care solutions.

Operating income increased 112% (+155% cc) to USD 365 million, driven by strong operating performance and the ending in 2013 of integration charges related to the acquisition of Alcon. Core operating income advanced 5% (+14% cc) to USD 895 million, driven by higher sales and productivity programs. Core operating income margin in constant currencies increased by 2.1 percentage points; currency had a negative impact of 1.1 percentage points, resulting in a net increase of 1.0 percentage points to 33.1% of net sales.

Sandoz net sales increased 4% (+11% cc) to USD 2.5 billion in the fourth quarter, as volume growth of 20 percentage points more than compensated for 9 percentage points of price erosion. US sales of retail generics and biosimilars delivered strong growth (+24% cc), driven by recent successful launches, partly offset by higher price erosion. Germany grew (+5% cc) in a declining market, while Western Europe (excluding Germany) grew 4% (cc). Japan continued to show double-digit growth (+14% cc). In emerging markets, Asia (excluding Japan, +18% cc) and Latin America (+17% cc) grew strongly, while Central and Eastern Europe increased sales by 6% (cc) in the quarter. Sandoz strengthened its leading global position in biosimilars (USD 132 million, +18% cc), with double-digit sales growth driven by strong momentum in its three in-market products.

1 The COPD portfolio includes Onbrez Breezhaler/Arcapta Neohaler, Seebri Breezhaler and Ultibro Breezhaler.

Operating income increased 5% (+16% cc) to USD 290 million. Core operating income increased 12% (+21% cc) to USD 416 million. Core operating income margin in constant currencies increased 1.4 percentage points; currency had a negative impact of 0.3 percentage points, resulting in a net increase of 1.1 percentage points to 16.6% of net sales.

Discontinuing operations

For discontinuing operations, net sales grew 1% (+9% cc) to USD 1.6 billion in the fourth quarter. Operating loss was USD 1.2 billion, mainly driven by an exceptional pre-tax impairment charge of USD 1.1 billion related to the pending divestment to CSL of the influenza vaccines business. Core operating income was USD 93 million, and core operating income margin improved 5.8 percentage points to 6.0% of net sales. 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date. The cessation of depreciation and amortization related to discontinuing operations had a positive impact of USD 101 million on operating income and USD 49 million on core operating income in the fourth quarter, contributing 3.2 percentage points to the improvement in core operating income margin.

Vaccines1 net sales were USD 494 million (-2%, +4% cc) for the fourth quarter compared to USD 503 million in the prior-year period. Solid demand across the product portfolio was driven by the Meningitis franchise, which benefited from sales of Menveo, Menjugate and the recently launched Bexsero. This was offset by an earlier US influenza season and lower sales to the US Department of Health and Human Services.

Operating loss was USD 1.1 billion for the fourth quarter compared to a loss of USD 96 million in the prior-year period, driven by an exceptional pre-tax impairment charge of USD 1.1 billion for the influenza vaccines business. Due to the cessation of depreciation and amortization charges from the portfolio transformation announcement date, the prior year contained approximately USD 73 million of higher depreciation and amortization charges for the quarter compared to the current year, comprised of USD 35 million for depreciation and USD 38 million for amortization. Core operating loss for the fourth quarter was USD 6 million compared to a loss of USD 52 million for the prior-year period. The improvement in core operating loss was mainly due to a higher margin product mix and the cessation of depreciation of USD 35 million, partially offset by increased operating costs of the Holly Springs facility in the US and enrollment in two large Phase III quadrivalent influenza vaccine studies.

Comparing results for the fourth quarter of 2014 and the same period in 2013 including the blood transfusion diagnostics unit, Vaccines net sales declined 25% (-20% cc) and operating loss increased to USD 1.1 billion from USD 1 million in the year-ago period.

Consumer Health, which comprises OTC and Animal Health, saw net sales increase 3% (+11% cc) to USD 1.1 billion in the fourth quarter, with double-digit sales growth (+14% cc) in OTC and single-digit sales growth (+3% cc) in Animal Health. From a brand perspective, Voltaren in OTC and Denagard in Animal Health were key growth drivers, up 20% (cc) and 11% (cc), respectively.

Operating income amounted to USD 172 million compared to USD 48 million in the prior-year quarter, driven by higher gross margin from sales, strong operating leverage and income from a divestment in the US. The cessation of depreciation and amortization charges from the portfolio transformation announcement date had a positive impact of USD 28 million for the quarter, comprised of USD 13 million for depreciation and USD 15 million for amortization. Core operating income increased 92% (+122% cc) to USD 115 million. Core operating income margin in constant currencies increased by 5.9 percentage points; currency had a negative impact of 0.9 percentage points, resulting in a net increase of 5.0 percentage points to 10.8% of net sales.

1 All periods exclude certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities, with 2013 reported results being restated for this impact. All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit.

Full year

Strong net sales performance more than offset impact of generic competition
Group net sales increased 1% (+3% cc) to USD 58.0 billion in the full year. Growth Products contributed USD 18.6 billion or 32% of Group net sales, up 18% (USD) over 2013. Loss of exclusivity, including for Diovan, impacted sales by approximately USD 2.4 billion.

Group operating income increased 1% (+7% cc) to USD 10.7 billion. The USD 0.9 billion exceptional gain in the first quarter from the divestment of the blood transfusion diagnostics unit to Grifols S.A. was more than offset by an exceptional pre-tax impairment charge of USD 1.1 billion in the fourth quarter related to the pending divestment to CSL of the influenza vaccines business. The negative currency impact of 6 percentage points was mainly due to the weakening of emerging market currencies (especially the ruble) and the yen against the US dollar. Operating income margin was 18.5% of net sales, up 0.8 percentage points (cc) from the prior-year period. Currency had a negative impact of 0.9 percentage points, resulting in a net decrease of 0.1 percentage points. The cessation of depreciation and amortization charges related to the discontinuing operations had a positive impact of USD 277 million for the full year, improving operating income margin by 0.5 percentage points (cc). The adjustments made to Group operating income to arrive at core operating income amounted to USD 3.9 billion (2013: USD 3.5 billion).

Core operating income increased 3% (+8% cc) to USD 14.6 billion. Core operating income margin in constant currencies increased 1.2 percentage points; currency had a negative currency impact of 0.7 percentage points, resulting in a net increase of 0.5 percentage points to 25.2% of net sales. The cessation of depreciation and amortization charges related to the discontinuing operations had a positive impact of USD 134 million, improving the core operating income margin by 0.2 percentage points (cc).

Group net income of USD 10.3 billion was up 12% (+19% cc), growing ahead of operating income mainly due to higher income from associated companies, which included a pre-tax gain of USD 0.8 billion from the sale of the shares of Idenix Pharmaceuticals, Inc. to Merck & Co., and a pre-tax gain of USD 0.4 billion from the divestment of the shareholding in LTS Lohmann Therapie-Systeme AG, partly offset by an increase in tax expense.

EPS was up 14% (+20% cc) to USD 4.21, growing ahead of net income due to lower average outstanding shares and lower minority interest.

Group core net income of USD 12.8 billion was up 3% (+8% cc), in line with core operating income.

Core EPS was USD 5.23 (+4%, +10% cc), growing ahead of core net income due to lower average outstanding shares and lower minority interest.

Free cash flow for the year was USD 10.8 billion, an increase of 12% or USD 1.2 billion compared to prior year. This was primarily due to higher cash flows from operating activities, which mainly benefited from higher operating income adjusted for non-cash items, despite negative currency effects and increased hedging gains, partially offset by higher investments in intangible assets.

Comparing results for the full year of 2014 and the same period in 2013 including the blood transfusion diagnostics unit, Group total net sales remained stable in USD (0%, +2% cc), Group total operating income was down 2% (+5% cc), Group total net income increased 11% (+17% cc) and Group total EPS grew slightly ahead of net income at 12% (+18% cc) due to lower average outstanding shares and lower minority interest.

Continuing operations

For continuing operations, net sales grew 1% (+3% cc) to USD 52.2 billion in the full year. Operating income was up 1% (+7% cc), core operating income increased 2% (+7% cc) and core operating income margin improved 0.3 percentage points to 27.7% of net sales. Continuing operations do not yet include the results from oncology net assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture that will be created at the same time.

Pharmaceuticals delivered net sales of USD 31.8 billion (-1%, +1% cc) for the full year, driven by volume growth (+7 percentage points) and pricing (+1 percentage points), offset by the impact of generic competition (-7 percentage points). Growth Products continued to drive performance and rejuvenate the portfolio, generating USD 13.7 billion of division net sales, up 17% (cc) over the previous year.

Operating income was USD 8.5 billion (-10%, -5% cc) for the full year, mainly impacted by higher restructuring charges and higher impairments. Core operating income was USD 9.5 billion (0%, +4% cc), generating core operating leverage due to productivity programs and effective resource allocation. Core margin in constant currencies improved by 1.1 percentage points; currency had a negative impact of 0.8 percentage points, resulting in a net margin expansion of 0.3 percentage points to 29.9% of net sales.

Alcon net sales grew 3% (+6% cc) to USD 10.8 billion for the full year 2014. Surgical franchise sales advanced 5% (+7% cc), driven by strong sales of equipment, led by the launch of the Centurion phacoemulsification cataract platform and Verion image-guided pre-operative diagnostic system, continued growth of the LenSx femtosecond laser platform, and growth in cataract and vitreoretinal disposables. Growth in Ophthalmic Pharmaceuticals (+3%, +5% cc) was driven by double-digit growth of Systane, Ilevro, and fixed-dose glaucoma combination products, offset by weak allergy and otic seasons in the US and Japan. Vision Care (+2%, +4% cc) benefited from launches of innovative contact lenses, including Dailies Total1 and AirOptix Colors, partially offset by declining contact lens care sales.

Operating income increased 30% (+43% cc) to USD 1.6 billion, driven by strong operating performance as well as the ending in 2013 of integration charges related to the acquisition of Alcon. Core operating income was USD 3.8 billion (+3%, +8% cc). Core operating income margin in constant currencies increased by 0.6 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a stable core margin of 35.2% of net sales.

Sandoz net sales increased by 4% (+7% cc) to USD 9.6 billion, as volume growth of 15 percentage points more than offset 8 percentage points of price erosion. Performance was driven by strong retail generics and biosimilars sales growth (including the Diovan monotherapy authorized generic launch) in Asia (excluding Japan) (+15% cc), the US (+14% cc), Latin America (+10% cc) and Canada (+9% cc). Central and Eastern Europe (+5% cc) and Western Europe (excluding Germany) (+4% cc) showed solid growth, while German sales were stable (0% cc). Biosimilars grew 23% (cc) to reach USD 514 million globally in 2014.

Sandoz operating income increased by 6% (+14% cc) to USD 1.1 billion, benefiting from strong operating performance and unrepeated prior-year legal settlements. Core operating income was USD 1.6 billion (+2%, +7% cc). Core operating income margin in constant currencies increased by 0.1 percentage points, despite high price erosion; currency had a negative impact of 0.5 percentage points, resulting in a net decrease of 0.4 percentage points to 16.4% of net sales.

Discontinuing operations

For discontinuing operations, net sales grew 6% (+9% cc) to USD 5.8 billion in the full year. Operating loss was USD 353 million (including the USD 1.1 billion exceptional pre-tax impairment charge related to the pending divestment to CSL of the influenza vaccines business), core operating income was USD 143 million, and core operating income margin improved 2.8 percentage points to 2.5% of net sales. 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date. The cessation of depreciation and amortization related to discontinuing operations had a positive impact of USD 277 million on operating income and USD 134 million on core operating income in the full year, which contributed to the improvement in core operating income margin.

Vaccines1 net sales increased 8% (+10% cc) to USD 1.5 billion for the year compared to USD 1.4 billion in 2013, driven by solid demand across the product portfolio, particularly in the Meningitis franchise with the recently launched Bexsero.

1 All periods exclude certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities, with 2013 reported results being restated for this impact. All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit.

Operating loss was USD 552 million for 2014 compared to a loss of USD 477 million in 2013. The increase in operating loss was driven by the impairment of the influenza vaccines business of USD 1.1 billion, mostly offset by the USD 876 million exceptional gain from the divestment of the blood transfusion diagnostics unit to Grifols S.A. Due to the cessation of depreciation and amortization charges from the portfolio transformation announcement date, the prior year contained approximately USD 204 million of higher depreciation and amortization charges compared to the current year, comprised of USD 95 million for depreciation and USD 109 million for amortization. Core operating loss was USD 290 million in 2014 compared to a loss of USD 302 million in the prior year. The improvement in core operating loss was driven by increased sales and the cessation of depreciation of USD 95 million, partially offset by operating costs of the Holly Springs facility and enrollment in two large Phase III quadrivalent influenza vaccine studies.

Comparing results for 2014 and 2013 including the blood transfusion diagnostics unit, Vaccines net sales declined 23% (-21% cc) and operating loss for 2014 amounted to USD 552 million compared to a loss of USD 238 million in 2013.

Consumer Health net sales increased 5% (+8% cc) to USD 4.3 billion in 2014, driven by strong performance of key global brands and product re-launches in OTC (+9% cc) and Animal Health (+5% cc).

Operating income amounted to USD 470 million compared to USD 178 million in the prior-year period, driven by higher gross margin from incremental sales and lower Lincoln plant remediation and restructuring expenses. The cessation of depreciation and amortization charges from the portfolio transformation announcement date had a positive impact of USD 73 million in the year, comprised of USD 34 million for depreciation and USD 39 million for amortization. Core operating income increased 52% (+72% cc) to USD 452 million. Core operating income margin in constant currencies increased by 4.3 percentage points; currency had a negative impact of 1.0 percentage point, resulting in a net increase of 3.3 percentage points to 10.6% of net sales.

Executing on innovation, growth and productivity

A consistent focus on three core priorities – innovation, growth and productivity – guides every aspect of our long-term strategy. In the fourth quarter, we made significant progress in each of these areas.

Innovation: Strong pipeline progress continues

The fourth quarter saw continued pipeline progress with positive regulatory decisions and significant clinical trial data released. Key developments are included below.

New approvals and positive opinions

•	Cosentyx approved in the US, EU and Japan
In January 2015, Cosentyx (secukinumab, formerly known as AIN457) received regulatory approval in the US and EU for psoriasis, following the December approval in Japan in psoriasis vulgaris and psoriatic arthritis.

•	FDA and EC approved Signifor long-acting release formulation for acromegaly
Signifor (pasireotide), a next-generation somatostatin analog, was approved in the US and EU as a long acting release formulation for the treatment of patients with acromegaly.

•	Travatan approved for additional indication in the EU
The EC approved a new indication for Travatan eye drops solution (40µg/mL travoprost) in pediatric patients with ocular hypertension or pediatric glaucoma.

•	FDA Advisory Committee recommended approval for biosimilar filgrastim
In January 2015, the FDA Oncologic Drugs Advisory Committee (ODAC) recommended approval of Sandoz investigational biosimilar filgrastim in the US for use in all indications included in the reference product's (Neupogen®) label.

•	FDA granted accelerated approval for Bexsero
In January 2015, FDA granted an accelerated approval of Bexsero (Meningococcal Group B Vaccine [recombinant, adsorbed]) for active immunization to prevent invasive meningococcal disease caused by serogroup B (also known as meningitis B) in adolescents and young adults from 10 years through 25 years of age.

Regulatory submissions and filings

•	LCZ696 filed in US and EU for heart failure
Regulatory applications have been submitted in both the US and EU for LCZ696 as a treatment for patients with heart failure with reduced ejection fraction (HFrEF). In the EU, CHMP granted accelerated assessment to LCZ696, shortening the review process by 60 days.

•	Regulatory applications submitted to FDA for QVA149 and NVA237
In December 2014, Novartis completed regulatory submissions to the FDA for QVA149 and NVA237 for the long-term maintenance treatment of chronic obstructive pulmonary disease (COPD). Submissions included pivotal Phase III results from the EXPEDITION and GEM clinical trial programs, which met both primary and secondary endpoints.

Results from important clinical trials and other highlights

•	Head-to-head psoriasis study demonstrated Cosentyx superiority to Stelara®
Building on the positive data previously reported in psoriasis, a Phase IIIb study demonstrated Cosentyx (secukinumab) superiority to Stelara® (ustekinumab) in clearing skin, and met both primary and secondary endpoints.

•	New LCZ696 analyses reinforced strong competitive profile in heart failure
New analyses showed LCZ696 could change the course of heart failure for patients, with lower incidence of sudden deaths, emergency room visits, hospitalizations, worsening symptoms and need for more intense treatment versus enalapril in HFrEF patients.

•	CTL019 data showed complete remissions in 92% of pediatric r/r ALL patients
Findings from continued clinical studies of CTL019 showed 92% of children and young adults (36 out of 39) with relapsed/refractory acute lymphoblastic leukemia (r/r ALL) experienced complete remissions. Novartis and the University of Pennsylvania have an exclusive global collaboration to research, develop and commercialize CAR T cell therapies for the investigational treatment of cancers.

•	New data reinforced Jakavi safety and efficacy profile in myelofibrosis
An ongoing analysis of 1,144 myelofibrosis patients treated with Jakavi (ruxolitinib) reinforced the established safety profile and showed 69% of patients achieved more than 50% reduction in spleen size from baseline. Patients also experienced a clinically meaningful improvement in myelofibrosis symptom score.

•	Six-year data reinforced superiority of Tasigna over Glivec in Ph+ CML
A six-year update from the randomized Phase III ENESTnd study continued to show the superiority of Tasigna (nilotinib) compared to Glivec (imatinib) at achieving higher rates of early, deep and sustained molecular responses in newly-diagnosed Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) patients.

•	Alcon initiated Phase III trial of RTH258 in wet AMD
In December 2014, Alcon initiated a Phase III program to evaluate the efficacy and safety of RTH258 (formerly known as ESBA1008) versus aflibercept in patients with wet age-related macular degeneration (AMD). This program follows positive Phase II study results comparing the safety and efficacy of RTH258 to ranibizumab and aflibercept, respectively.

•	Results of trial evaluating Afinitor in HER2+ advanced breast cancer
The Phase III BOLERO-1 trial evaluating Afinitor (everolimus) in women with HER2+ advanced breast cancer did not meet its primary objective for progression-free survival (PFS).
Non-statistically significant PFS benefit was reported in the pre-defined HER2+, HR- subgroup supporting continued research of the PI3K/AKT/mTOR pathway.

•	Novartis shared update on fingolimod Phase III trial in PPMS
The Phase III INFORMS study in primary progressive multiple sclerosis (PPMS) did not show a significant difference between fingolimod and placebo on a combination of disability measures. The safety results were consistent with the well-characterized safety profile of fingolimod in relapsing MS.

Growth: Strong commercial execution and global presence continued to drive growth

In the fourth quarter, key growth drivers – including Growth Products such as Gilenya, Tasigna, Afinitor and Jakavi, as well as biosimilars and Emerging Growth Markets – continued to demonstrate the strength of our portfolio across disease areas and geographies.

Key Growth Products

•
Growth Products contributed 32% of Group net sales in the fourth quarter, and were up 14% (USD) over the 2013 period. In Pharmaceuticals, Growth Products contributed 46% of division net sales in the quarter, and were up 19% (cc) over the previous-year quarter.

•
Gilenya (USD 666 million, +32% cc), our oral MS therapy, continued to achieve double-digit growth in the quarter as prescribers move towards oral treatments with higher efficacy and away from more traditional injectable therapies.

•	Tasigna (USD 428 million, +30% cc) continued to grow strongly in the US and other markets, driving growth in our CML franchise (which includes Gleevec/Glivec in addition to Tasigna).

•	Afinitor (USD 426 million, +24% cc) performed strongly, driven by strong growth in the US, Japan and other markets around the world.

•
Xolair (USD 200 million, +25% cc) continued to see strong growth, benefiting from indications in certain forms of allergic asthma, as well as chronic spontaneous urticaria (CSU)/chronic idiopathic urticaria (CIU).

•	Jakavi (USD 84 million, +91% cc), an oral JAK inhibitor approved in myelofibrosis, grew strongly over the previous-year quarter.

•	Biosimilars (USD 132 million, +18% cc) continued to grow at a strong double-digit rate in the quarter, reinforcing Sandoz’ global leadership position.

Emerging Growth Markets

•
Net sales in our Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand – grew 12% (cc) in the fourth quarter (excluding the blood transfusion diagnostics unit). Growth was led by Brazil (+20% cc) and Russia (+21% cc, but down 16% in USD).

Productivity: Continued focus on efficiency to improve margins

Ongoing productivity initiatives relate to procurement and resource allocation across the portfolio, as well as R&D, our manufacturing network and supporting infrastructure. Improving productivity and leveraging synergies across divisions will help us support margins.

•
Novartis Business Services (NBS) was launched in July and at the end of fourth quarter had over 7,500 associates. Organizational structure is established and the financial systems are in place as of January 2015 making NBS fully operational as a shared services organization. NBS is designed to enhance profitability by harmonizing high-quality services at better price across the Group and Divisions. Synergies generated by the organization are expected to improve margin over time.

•	In the fourth quarter, we generated approximately USD 500 million in Procurement savings by leveraging our scale.

•
In addition, we continued to optimize our manufacturing footprint. Related to this initiative, we recorded exceptional charges of USD 34 million in the fourth quarter and USD 183 million in the full year. This brings total exceptional charges to USD 698 million cumulatively since the program began in the fourth quarter of 2010.

Our productivity initiatives generated gross savings that contributed approximately USD 881 million in the fourth quarter. We achieved productivity savings of approximately USD 2.9 billion or 5% of net sales in 2014.

Quality: Continued focus on quality remediation

Novartis continues to reinforce the culture of quality at all levels of the organization. There were a total of 39 global health authority inspections during the fourth quarter (247 in the full year, of which 210 were at manufacturing sites), 6 of which were conducted by the FDA (38 in the full year). All FDA inspections in the fourth quarter were assessed as good or satisfactory. The outcome of two FDA inspections of manufacturing sites, which were conducted in the third quarter, are still pending. Two inspections in 2014 were assessed as unsatisfactory.

In addition, the FDA lifted a Warning Letter highlighting compliance issues at three Sandoz manufacturing sites at Boucherville in Canada and Broomfield and Wilson in the US last July. A Warning Letter relating to production of the Alcon LenSx laser surgery system was also lifted in May 2014. The Unterach inspection was closed in December 2014 with zero observations, and the observations outlined in a May 2013 Warning Letter issued to Unterach were determined to be corrected and verified. These outcomes validate the intense approach and emphasis on driving sustainable solutions.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns will remain a priority in the future. Strong cash flows and a sound capital structure have allowed Novartis to focus on driving innovation, growth and productivity across its diversified healthcare portfolio, while keeping its double-A credit rating as a reflection of financial strength and discipline.

During 2014, 51.7 million treasury shares were delivered as a result of options exercised and physical share deliveries related to employee participation programs. 52.2 million shares were repurchased on the SIX Swiss Exchange first trading line and from employees (shares previously granted under the respective programs). In addition, Novartis repurchased 27.0 million shares on the second trading line in 2014 under the announced share buy-back of USD 5.0 billion spread over two years. With these transactions, the total number of shares outstanding was reduced by 27.5 million in 2014.

Also during 2014, Novartis issued four bonds (two bonds in USD and two bonds in EUR) for a total amount of USD 5.5 billion and repaid a USD 2.0 billion bond issued in February 2009 at maturity.

As of December 31, 2014, the net debt stood at USD 6.5 billion compared to USD 8.8 billion at December 31, 2013. The decrease of USD 2.3 billion was driven by the free cash flow of USD 10.8 billion, the proceeds from options exercised of USD 2.4 billion, net divestment proceeds of USD 2.1 billion and other net cash inflow items of USD 0.7 billion, partially compensated by the cash outflows for the dividend payment of USD 6.8 billion and share repurchases of USD 6.9 billion.

The long-term credit rating for the company continues to be double-A (Moody’s Aa3; Standard & Poor’s AA-; Fitch AA).

On July 16, 2014, Novartis announced the divestment of its 43% stake in LTS Lohmann Therapie-Systeme AG. The transaction closed in the fourth quarter and Novartis realized a pre-tax gain of approximately USD 0.4 billion. In addition, on August 5, 2014, Merck & Co. announced that it had acquired Idenix Pharmaceuticals, Inc. As a result, the 22% stake held by Novartis was divested, resulting in a pre-tax gain of approximately USD 0.8 billion. Both of these items were recorded in income from associated companies.

Portfolio transformation update

On January 1, 2015, Novartis announced that it completed the divestment of its Animal Health Division to Lilly for approximately USD 5.4 billion. This divestment is part of a set of transactions announced last April to focus Novartis on three leading businesses with innovation power and global scale: innovative pharmaceuticals, eye care and generics.

As a result of the Animal Health divestment, Novartis will show an exceptional pre-tax gain of approximately USD 4.6 billion in the first quarter of 2015. Apart from this divestment gain, 2015 Consumer Health results will only include the Novartis OTC Division.

Novartis expects the transaction with GSK to be completed in the first half of 2015, and the transaction with CSL to be completed in the second half of 2015, subject to customary closing conditions including regulatory approvals.

2015 Group outlook for continuing operations

Barring unforeseen events

This outlook is for continuing operations based on a modeling assumption that the GSK transactions will close on March 31, 2015.1

Group net sales in 2015 are expected to grow mid-single digit (cc), after absorbing the impact of generic competition, which is expected to be as much as USD 2.5 billion compared to USD 2.4 billion in 2014. Group core operating income is expected to grow ahead of sales at a high-single digit rate (cc) in 2015. All these comparisons are versus 2014 continuing operations.

From a divisional perspective, we expect net sales performance (cc) in 2015 to be as follows:
•	Pharmaceuticals: mid-single digit growth
•	Alcon: mid to high-single digit growth
•	Sandoz: mid-single digit growth

If mid-January exchange rates prevail for the remainder of 2015, the currency impact for the full year vs. 2014 would be -7 percentage points on net sales and -12 percentage points on core operating income from continuing operations. This currency impact results from the significant strengthening of the US dollar against most currencies, especially during the fourth quarter of 2014. Compared to our expectations at the beginning of 2015, the mid-January appreciation of the Swiss franc has worsened the expected currency impact on core operating income by 4 percentage points (included in the -12 percentage points) as Switzerland represents about 13% of our operating expenses. This appreciation has a minor impact on net sales, since Novartis only generates about 2% of its net sales in Swiss francs.

With respect to core operating income margin as a percentage of sales, we expect an improvement between reported total Group 2014 core margin and 2015 continuing operations core margin despite the currency impact. This is driven by the portfolio transformation transactions, which will focus Novartis on our 3 leading divisions, and by the expected operational core margin expansion in the continuing business due to core operating income growing faster (high-single digit in cc) than sales (mid-single digits growth in cc).

1 Forecast assumption for modeling purposes only. Novartis continues to expect the GSK transactions to be completed in the first half of 2015. Continuing operations will include the results from oncology assets to be acquired from GSK and the results from the 36.5% interest in the GSK/Novartis consumer healthcare OTC joint venture interest (latter, reported as income from associated companies) from the date of closing

Annual General Meeting

Dividend proposal
The Board proposes a dividend payment of CHF 2.60 per share for 2014, up 6% from CHF 2.45 per share in 2013, representing the 18th consecutive dividend increase since the creation of Novartis in December 1996. Shareholders will vote on this proposal at the 2015 Annual General Meeting (AGM) scheduled for February 27, 2015.

Reduction of Share Capital
The Board proposes to cancel 29,200,000 shares repurchased on the second trading line under the sixth share repurchase program in the financial years 2013 and 2014 and to reduce the share capital accordingly by CHF 14,600,000, from CHF 1,353,096,500 to CHF 1,338,496,500.

Revision of the Articles of Incorporation
The Board proposes to amend the Articles of Incorporation of Novartis AG to fulfill the requirements of both the Swiss Federal Ordinance Against Excessive Compensation in Public Corporations (OAEC) and current best corporate governance and compensation practices. For more information on the proposed amendments, please refer to the brochure “Report of the Board of Directors on the Revision of the Articles of Incorporation” (published on our website www.novartis.com).

Votes on Compensation for the Members of the Board and the Executive Committee
The Board proposes that shareholders approve in two separate binding votes the total maximum amount of compensation for the members of the Board covering the period from the 2015 AGM to the 2016 AGM and the total maximum amount of compensation in respect of 2016 for the members of the Executive Committee. Furthermore, the Board proposes that shareholders endorse in an advisory vote the 2014 Compensation Report.

Re-elections of the Chairman and the Members of the Board, Election to the Board
The Board proposes the re-election of Joerg Reinhardt, Ph.D. (also as Chairman of the Board), Dimitri Azar, M.D., Verena A. Briner, M.D., Srikant Datar, Ph.D., Ann Fudge, Pierre Landolt, Ph.D., Andreas von Planta, Ph.D., Charles L. Sawyers, M.D., Enrico Vanni, Ph.D., and William T. Winters as well as the election of Nancy C. Andrews, M.D., Ph.D., as members of the Board, each until the end of the next Annual General Meeting.

Re-elections and Election to the Compensation Committee
The Board proposes the re-election of Srikant Datar, Ph.D., Ann Fudge, and Enrico Vanni, Ph.D., and the election of William T. Winters as members of the Compensation Committee, each until the end of the next Annual General Meeting.

Summary Financial Performance

Group total
			excl. Diagnostics1			Reported		excl. Diagnostics1			Reported
	Q4 2014	2	Q4 2013	% change		Q4 2013	FY 20142	FY 2013	% change		FY 2013
	USD m		USD m	USD	cc	USD m	USD m	USD m	USD	cc	USD m
Net sales	14 633		14 926	-2	4	15 078	57 996	57 355	1	3	57 920
Operating income	1 172		2 278	-49	-39	2 373	10 736	10 671	1	7	10 910
As % of net sales	8.0		15.3			15.7	18.5	18.6			18.8
Core operating income	3 322		3 293	1	9		14 616	14 191	3	8
As % of net sales	22.7		22.1				25.2	24.7

Continuing operations

Continuing operations do not yet include the results from oncology net assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture that will be created at the same time. See page 22 of the Condensed Financial Report (CFR) for full explanation.

Continuing operations
	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	13 075	13 389	-2	3	52 180	51 869	1	3
Operating income	2 351	2 333	1	10	11 089	10 983	1	7
As % of net sales	18.0	17.4			21.3	21.2
Core operating income	3 229	3 290	-2	6	14 473	14 207	2	7
As % of net sales	24.7	24.6			27.7	27.4

Pharmaceuticals
	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	7 860	8 323	-6	0	31 791	32 214	-1	1
Operating income	1 611	2 013	-20	-14	8 471	9 376	-10	-5
As % of net sales	20.5	24.2			26.6	29.1
Core operating income	1 977	2 133	-7	0	9 514	9 523	0	4
As % of net sales	25.2	25.6			29.9	29.6

Alcon
	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 703	2 655	2	7	10 827	10 496	3	6
Operating income	365	172	112	155	1 597	1 232	30	43
As % of net sales	13.5	6.5			14.8	11.7
Core operating income	895	851	5	14	3 811	3 694	3	8
As % of net sales	33.1	32.1			35.2	35.2

Sandoz
	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 512	2 411	4	11	9 562	9 159	4	7
Operating income	290	276	5	16	1 088	1 028	6	14
As % of net sales	11.5	11.4			11.4	11.2
Core operating income	416	373	12	21	1 571	1 541	2	7
As % of net sales	16.6	15.5			16.4	16.8

Corporate
	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating income/loss	85	-128	nm	nm	-67	-653	90	91
Core operating loss	-59	-67	12	-3	-423	-551	23	27
nm = not meaningful

1 All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit. See page 85 of the CFR.
2 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date. See page 22 of the CFR.

Discontinuing operations

Despite the required presentation of discontinuing operations, until the GSK and CSL transactions are closed, Novartis remains fully committed to all Group activities. 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date. See page 22 of the Condensed Financial Report (CFR) for full explanation.

Discontinuing operations1
		excl. Diagnostics2			Reported		excl. Diagnostics2			Reported
	Q4 2014	Q4 2013	% change		Q4 2013	FY 2014	FY 2013	% change		FY 2013
	USD m	USD m	USD	cc	USD m	USD m	USD m	USD	cc	USD m
Net sales	1 558	1 537	1	9	1 689	5 816	5 486	6	9	6 051
Operating loss	-1 179	-55	nm	nm	40	-353	- 312	-13	-5	- 73
As % of net sales	-75.7	-3.6			2.4	-6.1	-5.7			-1.2
Core operating income/loss	93	3	nm	nm		143	- 16	nm	nm
As % of net sales	6.0	0.2				2.5	-0.3
nm = not meaningful

Vaccines3,4
		excl. Diagnostics2			Reported		excl. Diagnostics2			Reported
	Q4 2014	Q4 2013	% change		Q4 2013	FY 2014	FY 2013	% change		FY 2013
	USD m	USD m	USD	cc	USD m	USD m	USD m	USD	cc	USD m
Net sales	494	503	-2	4	655	1 537	1 422	8	10	1 987
Operating loss	-1 084	-96	nm	nm	-1	-552	-477	-16	-15	-238
As % of net sales	-219.4	-19.1			-0.2	-35.9	-33.5			-12.0
Core operating loss	-6	-52	nm	nm		-290	-302	4	5
As % of net sales	-1.2	-10.3				-18.9	-21.2
nm = not meaningful

Consumer Health5
	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 064	1 034	3	11	4 279	4 064	5	8
Operating income	172	48	258	292	470	178	164	196
As % of net sales	16.2	4.6			11.0	4.4
Core operating income	115	60	92	122	452	298	52	72
As % of net sales	10.8	5.8			10.6	7.3

Corporate
	Q4 2014	Q4 2013	% change		FY 2014	FY 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating loss	-267	-7	nm	nm	-271	-13	nm	nm
Core operating loss	-16	-5	-220	-220	-19	-12	-58	-65
nm = not meaningful

1 The cessation of depreciation and amortization had a positive impact of USD 101 million on operating income and USD 49 million on core operating income in the fourth quarter, and an impact of USD 277 million and USD 134 million on operating income and core operating income respectively in the full year.
2 All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit. See page 85 of the CFR.
3 The prior year contained higher depreciation and amortization charges of USD 73 million in operating income and USD 35 million in core operating income in the fourth quarter compared to the current year, and USD 204 million and USD 95 million, respectively, in the full year.
4 All periods exclude certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities, with 2013 reported results being restated for this impact. See page 22 of the CFR.
5 The cessation of depreciation and amortization had a positive impact of USD 28 million on operating income and USD 14 million on core operating income in the fourth quarter, and an impact of USD 73 million and USD 39 million on operating income and core operating income respectively in the full year.

A condensed financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/1889668/668886.pdf.

Novartis Q4 and FY 2014 Condensed Financial Report – Supplementary Data

Disclaimer
The foregoing release contains forward-looking statements that can be identified by words such as “pipeline,” “will,” “momentum,” “recommended,” “on track,” “ongoing,” “outlook,” “expected,” “confident,” “positioned,” “pending,” “to be acquired,” “strategy,” “launches,” “launched,” “launch,” “focus,” “positive opinions,” “could,” “initiated,” “to evaluate,” “moves towards,” “designed,” “in the future,” “expects,” “expect,” “would,” “committed,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings; or regarding the potential completion of the announced transactions with GSK and CSL, or regarding potential future sales or earnings of any of the businesses involved in the transactions with GSK, Lilly or CSL, and regarding any potential strategic benefits, synergies or opportunities as a result of these transactions; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the announced transactions with GSK and CSL will be completed in the expected form or within the expected time frame or at all. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the transactions with GSK, Lilly or CSL. Neither can there be any guarantee that Novartis or any of the businesses involved in the transactions will achieve any particular financial results in the future. Nor can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Neither can there be any guarantee that the Novartis Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including an unexpected failure to obtain necessary government approvals for the transactions, or unexpected delays in obtaining such approvals; the potential that the strategic benefits, synergies or opportunities expected from the announced transactions, including the divestment of our former Animal Health Division to Lilly, may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; the Company’s ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on the Company of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; unexpected manufacturing or quality issues; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates, including as a result of recent changes in monetary policy by the Swiss National Bank; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; uncertainties regarding potential significant breaches of data security or disruptions of the Company’s information technology systems; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Neupogen® is a registered trademark of Amgen Inc. Stelara® is a registered trademark of Janssen Biotech, Inc. Jakafi® is a registered trademark of Incyte Corporation.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2014, the Group achieved net sales of USD 58.0 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 130,000 full-time-equivalent associates and sell products in more than 150 countries around the world. For more information, please visit http://www.novartis.com.

Novartis issued its 2014 Annual Report today, and it is available on its website at www.novartis.com. Novartis will also today file its 2014 Annual Report on Form 20-F with the US Securities and Exchange Commission, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contain our complete audited financial statements, free of charge, upon request.

Important dates
February 27, 2015                              Annual General Meeting
April 23, 2015                                    First quarter results 2015
June 17-18, 2015                                Novartis investor event in Boston, US
July 21, 2015                                      Second quarter results 2015
October 27, 2015                               Third quarter results 2015